SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*
                            British Energy Group PLC
                            ------------------------
                                (Name of Issuer)

                                 Ordinary Shares
                                 ---------------
                         (Title of Class of Securities)

                                  GB00B04QKW59
                                  ------------
                      (CUSIP Number of Class of Securities)

                               Gerald Kerner, Esq.
                     c/o Duquesne Capital Management, L.L.C.
                         40 West 57th Street, 25th Floor
                               New York, NY 10019
                                 (212) 830-6655
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Serge Benchetrit, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 22, 2005
                                  -------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP No. GB00B04QKW59                                         Page 2 of 7 Pages
----------------------                                         -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Duquesne Capital Management, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Pennsylvania
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
   NUMBER OF          --------- ------------------------------------------------
    SHARES               8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                     27,290,150
    EACH              --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                27,290,150
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            27,290,150
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP No. GB00B04QKW59                                         Page 3 of 7 Pages
----------------------                                         -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Stanley F. Druckenmiller
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
   NUMBER OF          --------- ------------------------------------------------
    SHARES               8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                     27,290,150
    EACH              --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                27,290,150
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            27,290,150
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is being filed with respect to the beneficial ownership of shares of Ordinary Shares ("Ordinary Shares") of British Energy Group PLC, a United Kingdom public limited company (the "Company"), to amend the Schedule 13D filed on February 28, 2005 (as amended by Amendment No. 1 thereto previously filed on May 12, 2005, by Amendment No. 2 thereto previously filed on May 27, 2005 and by Amendment No. 3 thereto previously filed on June 20, 2005, the "Schedule 13D") and to report beneficial ownership by the Reporting Persons of less than five percent of the total outstanding Ordinary Shares. Windmill has previously been reported as having ceased being the beneficial owner of more than five percent of the total outstanding Ordinary Shares and as such may no longer be deemed to be a Reporting Person. Capitalized terms used but not defined in this Amendment No. 4 shall have the meaning ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following paragraph:

The recent transactions in the Shares were made in the ordinary course of business.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated by deleting the entirety of the text thereof and replacing it with the following:

(a) & (b) Ownership and power over disposition:

A.  Duquesne Capital

     (a) Amount beneficially owned: 27,290,150.
     (b) Percent of class: 4.9%. The percentages used herein and in the rest of this Schedule 13D are calculated based upon a total of 561,016,553 shares of Ordinary Shares issued and outstanding, as of June 10, 2005, as reflected in the Company's Report of Foreign Issuer on Form 6-K, filed on June 10, 2005. The beneficial ownership and transactions set forth herein are reported as of the date of the event which required filing of this Schedule 13D.

     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 27,290,150.
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 27,290,150.

B.   Mr. Druckenmiller
     -----------------

     (a) Amount beneficially owned: 27,290,150.
     (b) Percent of class: 4.9%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 27,290,150.
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 27,290,150.

(c) The transactions in the shares of the Ordinary Shares since the most recent filing on Schedule 13D that may be deemed to be beneficially owned by a Reporting Person are set forth on Exhibit 99.1 attached hereto. All such transactions were effected as open market transactions.

(d) Each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Ordinary Shares held by the others except to the extent otherwise reported herein. Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, securities reported in this Amendment No. 4.

(e) As a result of transactions made on June 22, 2005, Duquesne Capital and Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the total outstanding Ordinary Shares.

Item 7. Material to be Filed as Exhibits

     Attached hereto as Exhibit 99.1 is a description of transactions in the shares of the Ordinary Shares that were effected since the most recent filing on
Schedule 13D that may be deemed to be beneficially owned, as applicable, by the Reporting Persons.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  June 23, 2005


                                        DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                        By:  /s/ Gerald Kerner
                                            ------------------------------------
                                            Name:  Gerald Kerner
                                            Title: Managing Director


                                        STANLEY F. DRUCKENMILLER

                                        By:  /s/ Gerald Kerner
                                            ------------------------------------
                                            Name:  Gerald Kerner
                                            Title: Attorney-in-Fact







               [SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13D
                    WITH RESPECT TO BRITISH ENERGY GROUP PLC]